KANE KESSLER, P.C.

1350 AVENUE OF THE AMERICAS

NEW YORK, NEW YORK 10019

(212) 541-6222

June 14, 2007

VIA EDGAR

Securities and Exchange Commission

Mail Stop: 3561

100 F Street, NE

Washington, D.C. 20549

Attention: H. Christopher Owings

Assistant Director

Re:	Jarden Corporation

Registration Statement on Form S-4 filed May 11, 2007

File No. 333-142883

Form 10-K for the fiscal year ended December 31, 2006

File No. 1-13665

K2 Inc.

Form 10-Q for the period ended March 31, 2007

File No. 1-04390

Dear Mr. Owings:

We hereby submit in electronic format with the Securities and Exchange Commission (the “Commission”), pursuant to the Securities Exchange Act of 1934, as amended (the “Act”), and Regulation S-T, Amendment No. 1 to the Registration Statement on Form S-4 (the “Registration Statement”) of Jarden Corporation (“Jarden” or the “Company”).

The Registration Statement has been revised in response to the Staff’s comments contained in the Commission’s letter of comment dated June 8, 2007 (the “Staff Letter”). In connection therewith, set forth on Schedule A hereto are the Company’s and K2 Inc.’s (“K2”) responses to the Staff Letter, which have been listed in the order of the comments from the Staff Letter.

Please feel free to contact Robert L. Lawrence at (212) 519-5103 or me at (212) 519-5119, with any questions regarding the foregoing.

Very truly yours,

/s/ Mitchell D. Hollander

Mitchell D. Hollander

Enclosures

cc:	Matthew Benson (with courtesy copy via Federal Express)

Andrew Blume (with courtesy copy via Federal Express)

Peggy Kim (with courtesy copy via Federal Express)

John E. Capps, Esq.

Monte H. Baier, Esq.

Bradford Weirick, Esq.

Schedule A - Responses of Jarden Corporation to the

Commission Staff Comment Letter dated June 8, 2007

Form S-4

Letter to Stockholders / Front Cover Page of Prospectus

1.	Please disclose the aggregate dollar consideration to be paid to the K2 shareholders and to the K2 debenture holders.

The Company notes the Staff’s comment and, in response to this comment, has added disclosure to the front cover page of the prospectus regarding the aggregate dollar consideration to be paid to the K2 shareholders. In further response to the Staff’s comment, while the Company does not expect the convertible debentures to be converted prior to consummation of the merger, the Company has added disclosure of the aggregate dollar consideration to be paid to such convertible debenture holders if all debentures were converted.

The Company also advises the Staff that it has revised the Registration Statement in the sections entitled “Summary – Treatment of Debentures” and “Merger Agreement – Treatment of Debentures” to include disclosures regarding the consideration payable to the debenture holders if they are converted prior to the consummation of the merger in addition to the language previously included explaining the treatment of the debentures assuming that the merger occurs without conversion thereof.

Summary, page 4

2.	Please disclose whether K2 has any walk-away rights in the event Jarden’s stock price falls below a certain price.

The Company notes the Staff’s comment and, in response to this comment, has revised the Registration Statement to include the following language in the section entitled “Summary – Merger Consideration” and the section entitled “Merger Agreement – Merger Consideration”:

“There are no “walk away” or termination rights in the merger agreement that would permit K2 to terminate the merger agreement if the value of Jarden common stock falls below a specified price.”

Merger Consideration, page 5

3.	Please describe, here and in the body of the prospectus, the K2 convertible debentures and the merger consideration for the holders of K2 convertible debentures.

The Company notes the Staff’s comment, and in response to this comment, has revised the Registration Statement in the section entitled “Summary – Merger Consideration,” as well as a new section entitled “Summary – Treatment of Debentures.”

The Company also advises the Staff that the Registration Statement has been revised to include similar language in the sections entitled “Merger Agreement – Merger Consideration” and “Merger Agreement – Treatment of Debentures.”

4.	We note that each share of K2 common stock outstanding immediately prior to the effective time of the merger will be exchanged for $10.85 in cash and 0.1086 of a share of your common stock. We further note that the fractional share amount may change based on average future prices of your common stock. Since your pro forma financial statements reflect preliminary assumptions, such as the price of your common stock and the number of K2 shares outstanding, as of the April 25, 2007 announcement date and those assumptions will not be finalized until the effective time of the merger, please demonstrate how your proposed accounting treatment upon recording this transaction will comply with the guidance in paragraphs 29-31 and 48-49 of SFAS 141, EITF 97-15, and Issue 2 of EITF 99-12. In particular, please tell us the expected acquisition date you intend to use for accounting purposes if not April 25, 2007, the measurement date you intend to use in measuring the value of consideration to be provided to K2 shareholders and how you intend to account for the contingency based on your future stock prices in determining the cost of the acquisition.

The Company notes the Staff’s comment and, in response to this comment, advises the Staff that it currently expects to use April 25, 2007 as the acquisition date for accounting purposes. Accordingly, the consideration in the pro forma financial statements reflects that each share of K2 common stock outstanding at the effective time of the merger will be exchanged for $10.85 in cash and 0.1086 of a share of Jarden common stock. Pursuant to the Merger Agreement, the exchange ratio may change based on the ten (10) trading day average price of Jarden common stock leading up to and including the second trading day prior to the effective date of the merger.

In accordance with the authoritative guidance cited by the Staff, the April 25, 2007 announcement date would also be the measurement date of the fair value of the consideration to be provided to K2 stockholders, unless the average price of Jarden common stock leading up to and including the second trading day prior to the effective date of the merger requires an adjustment to the exchange ratio pursuant to the terms of the Merger Agreement. If the exchange ratio is adjusted, then the second trading day prior to the closing of the merger would be considered the measurement date since that would be the first date on which the number of shares of Jarden common stock to be issued will become fixed without subsequent revision.

Any changes to the actual number of shares of Jarden common stock to be issued on the closing date of the merger as a result of changes in the total number of shares of K2 common stock outstanding as a result of activity with respect to options, restricted shares, warrants or convertible debentures will not impact either the measurement date or the per share consideration.

The Merger is Subject to Antitrust Laws, page 11

5.	If applicable, please describe any other regulatory approvals that must be obtained in connection with the transactions and the status of any approvals being sought. Refer to Item 14(b)(5) of Schedule 14A.

The Company notes the Staff’s comment and, in response to this comment, has revised the Registration Statement to indicate that Jarden and K2 have each filed the required notifications and report forms with the Department of Justice and Federal Trade Commission and have requested early termination of the required waiting period. The Company has also revised the Registration Statement to indicate that merger notification filings to foreign regulatory authorities in Germany and Norway have been submitted, which are the only two known foreign regulatory approvals necessary in connection with the transaction. The Company has also disclosed that, to date, clearance has been received from the Norwegian regulatory authorities.

Risk Factors, page 18

6.	Your introductory paragraph implies that there may be additional risks not discussed in this section. Please note that all material risk factors must be disclosed in the proxy statement/prospectus. Please revise the introductory paragraph of this section to eliminate the implication that you have not discussed all material risks, and revise as necessary to include a discussion of all material risks in your Risk Factors section.

The Company notes the Staff’s comment and, in response to this comment, has revised the Registration Statement to delete the following sentence from the introductory paragraph of the “Risk Factors” section to eliminate the implication that we have not discussed all material risks:

“Additional risks and uncertainties not presently known to Jarden or K2 or that are not currently believed to be important to K2 stockholders, if they materialize, also may adversely affect the merger and Jarden and K2 as a combined company.”

Unaudited Pro Forma Condensed Combined Financial Information, page 23

7.	You disclose on page 62 that you intend to offer some of K2’s directors and executive officers retention benefits. Please confirm that these benefits are excluded from your pro forma financial statements since the amounts are not yet factually supportable. If expected to be material, please disclose the nature of these and other similar payments in the footnotes to your pro forma financial statements.

The Company notes the Staff’s comment and, in response to this comment, confirms to the Staff that the retention benefits which may be offered to some of the K2 directors and executive officers as mentioned on page 66 of the Registration Statement have been excluded from the pro forma financial statements because these amounts are not yet factually supportable. The Company supplementally advises the Staff that it currently estimates paying an aggregate of $0.8 million in the aggregate for all K2 employees for retention benefits. This amount has been excluded from the pro forma financial statements because the Company does not consider this amount to be material.

Notes to Unaudited Pro Forma Condensed Combined Balance Sheet, page 26

8.	We note that you include a $15.0 million debt make-whole payment in the K2 purchase price allocation. Citing authoritative accounting guidance, please explain why inclusion of this payment in the purchase price is appropriate. If you assume this debt in the purchase price allocation and then refinance the debt, please tell us why this amount would not be expensed as incurred when paid.

The Company notes the Staff’s comment and, in response to this comment, advises the Staff that the circumstances that require the remittance of a “make-whole” payment are as follows: the Company intends to commence a tender offer for K2’s $200 million 7.375% Senior Notes due 2014 as part of the acquisition. The purchase price of such debt in connection with the tender is believed to approximate the amount of the principal, plus the make-whole premium. The payment would be expected to occur contemporaneously with the completion of the merger. The estimated make-whole premium of $15 million will be recorded as a direct cost of the acquisition pursuant to EITF No. 98-1 “Valuation of Debt Assumed in a Purchase Business Combination.” This EITF cites that such payment penalties or premiums should be considered a direct cost of the acquisition and the fair value of debt obligations assumed would include the value of the issuer’s pre-payment option.

9.	Please tell us and disclose the nature of the $6.3 million estimated beneficial conversion component discussed in note (c)(6). Please ensure you explain why it is appropriate to reflect the beneficial conversion feature as part of the purchase price and how you calculated the amount.

The Company notes the Staff’s comment and, in response to this comment, the Company advises the Staff that K2 has $75 million of convertible debentures which are convertible into K2’s common stock.

Based on the current market value for the convertible debentures of 116.59% of par, or $87.4 million, and the fact that, assuming consummation of the merger, the Company has the ability to redeem the convertible debentures at a price significantly lower than this fair value (on June 15, 2008 at 101.429% of par), it is reasonable to assume and it is the Company’s expectation that the convertible debentures will be converted on or before June 15, 2008, but not before the consummation of the merger. The Company believes it is appropriate to allocate the fair value between the beneficial interest conversion component and the debt in order to impute an effective interest rate on the convertible debentures, which is consistent with the Company’s recent debt issuances with similar features. The $6.3 million allocated to the beneficial conversion component represents the estimated fair value of the “in-the-money” component of the convertible debentures. The Company believes it is appropriate to present this $6.3 million as part of the merger consideration in a manner consistent with other “in-the-money” equity-related items that are considered in determining the cost of an acquisition.

10.	You disclose $921.5 million of new debt issuances in note (h). Please disclose the relevant terms of these debt issuances, including applicable interest rates and maturities. Please also disclose or cross-reference the relevant terms of the K2 debt expected to be refinanced.

The Company notes the Staff’s comment and, in response to this comment, advises the Staff that, although the ultimate financing structure may change prior to the consummation of the merger based on capital markets and interest rates, the Company currently believes the $921.5 million of new debt issuances will be comprised of approximately $250 million of fixed rate debt and approximately $672 million of floating rate debt. The estimated weighted average effective interest rate and weighted average remaining term are approximately 7% and 6 years, respectively.

Additionally, the Company currently anticipates refinancing or tendering for the following K2 historical debt in connection with the merger:

Description	Amount Outstanding	Interest Rate	Maturity
$250 million Senior Notes	$200.0 million	7.375%	July 1, 2014
$270 million Revolving Credit line	$91.0 million	LIBOR+1.375%	February 21, 2011
Foreign lending arrangements	$25.3 million	various	—

In response to the Staff’s comment, the Company has revised the table in footnote (h) of the pro forma balance sheet to show the following detail:

Issuance of new debt (1)	$921.5
Refinancing of existing K2 debt, including accrued interest (2)	(321.2)
Fair value of K2 $75 million Convertible Notes	4.8

$605.1

Balance sheet allocation:
Other current liabilities	$(4.9)
Short-term debt and current portion of long-term debt	(11.2)
Long-term debt	621.2

$605.1

(1)	New Jarden debt is estimated to be comprised of approximately $250 million of fixed rate debt and approximately $672 million of floating rate debt. The estimated weighted average effective interest rate and weighted average remaining term are approximately 7% and 6 years, respectively.
(2)	Refinanced K2 debt consists of the following:

Description	Maturity	Balance at 3/31/2007	Interest Rates
$200 million 7.375% Senior notes	7/1/2014	$200.0	7.375%
$270 million five-year revolving credit line	2/21/2011	91.0	LIBOR+1.375%
Foreign lending arrangements	—	25.3	Various
Accrued interest	—	4.9	—

Total		$321.2

Notes to Unaudited Pro Forma Condensed Combined Statements of Operations, page 31

11.	Please note that pro forma interest expense should be based on either the current interest rate or the interest rate for which you have a commitment. If current interest rates have been reflected in the table, please revise footnote (e) to clearly disclose that information.

The Company notes the Staff’s comment and, in response to this comment, advises the Staff that the pro forma income financial statements reflect pro forma interest expense based on current interest rates at the time of filing since the Company does not have commitments for interest rates. As such, the Company has revised footnote (e) of the pro forma income statements to clearly disclose this information as follows:

(e) Reflects pro forma interest expense adjustment for the three months ended March 31, 2007 and for the year ended December 31, 2006, to reflect the anticipated debt structure as a result of the transaction based on current interest rates, both of which may be subject to change prior to closing:

	2007	2006
	(in millions)
Interest expense on new debt (1)	$15.7	$63.0
Pro forma interest on K2 $75 million Convertible Notes	0.2	0.6
Amortization of estimated debt issue costs (2)	0.5	2.0

Pro forma total interest expense (3)	16.4	65.6
Less: K2 historical interest expense	(7.2)	(29.4)

Pro forma adjustment	$9.2	$36.2

(1)	Reflects a pro forma weighted average interest rate of approximately 7.0%.
(2)	Amortized over a weighted average life of approximately 6 years.
(3)	A 1/8% change in interest rates would change pro forma interest expense by approximately $0.8 million.

12.	Please disclose the hypothetical effect on income of a 1/8% variance in interest rates.

The Company notes the Staff’s comment and, in response to this comment, notes that as shown in the response to the Staff’s Comment #11 above, the Company has revised footnote (e) of the pro forma income statements to disclose the hypothetical impact of a 1/8% variance in interest rates.

13.	Please tell us how the $1.2 million charge for debt settlement costs described in footnote (f) is directly attributable to your acquisition of K2 and why it should be excluded from your pro forma statement of operations. Your pro forma financial statements should include all historical expenses that were necessary to conduct your business. While we realize that this charge will not continue going forward, it appears this charge was recorded in the historical financial statements and was not directly affected by the transaction. If you determine that this charge was not directly attributable to the K2 acquisition, please revise your pro forma statements of operations accordingly.

The Company notes the Staff’s comment and, in response to this comment, agrees with the Staff’s observation that K2’s historical debt settlement costs of $1.2 million for the year ended December 31, 2006 was not directly attributable to the transaction. Therefore, despite the fact that the underlying charge would likely not have occurred since the related debt would have been refinanced at January 1, 2006 and would not continue going forward, the Company has revised the pro forma income statements to exclude the pro forma adjustment that eliminates the $1.2 million loss on early extinguishment of debt.

Background of the Merger, page 38

14.	Please expand the background section to further describe each contact, meeting, or negotiation that took place and the substance of the discussions or negotiations at each meeting among representatives of K2 and Jarden.

Please also revise so that it is clear how the final structure and material terms were reached.

The Company notes the Staff’s comment and, in response to this comment, has expanded certain disclosure in the section entitled “The Merger – Background of the Merger” to further describe certain contacts, meetings, and negotiations that took place, as well as the substance of the discussions or negotiations at certain meetings among representatives of K2 and Jarden, as well as revising such section to supplement how the final structure and material terms were reached.

K2’s Reasons for the Transactions, page 46

15.	We note the factors considered by the K2 board of directors in recommending the merger agreement. Please revise this section to discuss in more specific detail how each factor impacted your decision to recommend the transaction. For example, we note disclosure noting potential synergies from the combined companies. Please quantify and describe these synergies in greater detail. We also note that the board considered alternatives to the transaction that would maximize shareholder value, including continuing as an independent company, engaging in another business combination or sale transaction or a going private transaction. Please fully discuss the alternatives you considered and explain why the board of directors chose to pursue the current transaction.

The Company notes the Staff’s comment to discuss in more specific detail how each factor impacted the K2 board of directors’ decision to recommend the transaction and respectfully draws the Staff’s attention to the fact that on page 51 of the Registration Statement, the K2 board of directors did not find it useful and did not attempt to quantify, rank or otherwise assign relative weights to the factors that it considered. In addition, on page 51 of the Registration Statement, the K2 board of directors did not undertake to make any specific determination as to whether any particular factor or any aspect of a particular factor was favorable or unfavorable to its ultimate determination. Also, on page 51, the Registration Statement states that the K2 board of directors, rather, conducted an overall analysis of all of the factors. Accordingly, there is no further detail to disclose in respect of how each factor impacted the K2 board of directors’ decision as it relied on a totality of the factors.

The Company notes the Staff’s comment to quantify and describe the potential synergies from the combined companies. According to the analysis prepared by J.P. Morgan, financial advisors to the K2 board of directors, for the purposes of assisting the K2 board of directors in analyzing the transaction, it was estimated, based on J.P. Morgan’s discussion with the companies’ management, that Jarden would realize annual synergies in a range of $25 million to $45 million per year.

Representatives from J.P. Morgan advised the K2 board of directors that these synergies could include synergies from the combined marketing and sales efforts of the two companies following the merger and the potential operational benefits from the combination, including a reduction in public company costs and other savings of integrating the businesses related to distribution and warehousing, information technology and certain administrative functions.

The Company notes the Staff’s comment to discuss the alternatives the K2 board of directors considered and explain why it chose to pursue the current transaction and respectfully draws the Staff’s attention to the fact that on page 48 of the Registration Statement, the Company provided discussion of each alternative considered by the K2 board of directors, including continuing as a public company, a sale to a strategic buyer and a going private transaction. In response to this comment, the Company has revised the disclosure to more clearly identify the alternatives considered by the K2 board of directors and its rationale for determining the current transaction was superior to such alternative transactions.

Opinion of K2’s Financial Advisor, page 51

16.	Please provide us with copies of any materials prepared by Blackstone in connection with its fairness opinion, including draft opinions, reports or appraisals provided to K2’s board of directors and any summaries of presentations made to the board of directors, such as the financial, economic and market data and discount studies. To the extent the materials listed above differ from the opinions, reports or appraisals delivered to the board of directors, please describe them in your disclosure. In addition, any non-public information used by Blackstone in formulating its fairness opinion should be summarized in the filing.

The Company notes the Staff’s comment and, in response to this comment, notes that, under separate cover, Blackstone has provided to the Staff copies of the final version of the Fairness Opinion Committee Discussion Materials delivered to K2’s board of directors on April 23, 2007. Other than the Fairness Opinion Committee Discussion materials and a draft of the same, no materials were delivered by Blackstone to K2’s board of directors in connection with its fairness opinion. Blackstone has not supplementally provided to the Staff the draft Fairness Opinion Committee Discussion Materials because the draft does not differ materially from the final version of the Fairness Opinion Discussion Materials provided to the K2 board of directors.

The Company notes the Staff’s comment to summarize in the Registration Statement any non-public information provided by K2 and used by Blackstone in formulating its fairness opinion and, in response to this comment, the Company has added disclosure to the section of the Registration Statement entitled “The Merger – Opinion of K2’s Financial Advisor” on page 62.

The Company respectfully advises the Staff that the Company did not provide Blackstone with any material non-public information.

17.	We note that the financial advisor relied on estimates provided by IBES. Please tell us whether this data is publicly available. If the data was prepared specifically for the parties and the financial advisor, then please file a consent.

The Company notes the Staff’s comment and, in response to this comment, notes that all estimates provided by IBES and used by Blackstone with respect to its fairness opinion are publicly available, and has revised the disclosure on page 57 to clarify such information is publicly available.

18.	We note that you state that the $1 million fee is not contingent on the conclusions reached or the completion of the merger. Please revise to describe when the fee will be paid by K2.

The Company notes the Staff’s comment and, in response to this comment, has revised the disclosure on page 55 to clarify that K2 has paid the fee.

Financial Analyses of Blackstone, page 53

Historical Stock Trading Prices and Implied Premiums, page 53

19.	Please revise to describe the public transactions that were valued between $500 and $1.5 billion or if these transactions are a subgroup of the selected transactions on page 54, then revise to describe the subgroup. In addition, please describe how the results of this analysis supported the fairness determination, given that the mean premium of 27.2% is higher than the recent implied premiums disclosed on page 53.

The Company notes the Staff’s comment and, in response to this comment, has revised the disclosure on pages 55 to 56.

The Company supplementally advises the Staff that the public transactions Blackstone selected and analyzed included U.S. transactions with an aggregate value between $500 million and $1.5 billion announced since 2002 and excluded outlier transactions with one-day premiums of less than 0% and greater than 60%, which resulted in a data set of approximately

185 transactions. The Company respectfully submits that the identification of such 185 transactions would not provide meaningful disclosure to the stockholders of K2. The mean 4-week premium of 27.2% is roughly in-line with the transaction premium to K2’s four-week average share price (25.9%) and below the transaction premium compared to K2’s one-year and two-year average share price (29.2% and 30.8%, respectively).

K2 Selected Companies Analysis, page 55

20.	Please provide the data to which you refer for each comparable company in this analysis summary and show how that information resulted in the values already disclosed. Please also describe why particular multiples or measures were used. In addition, please discuss how the selected companies had similar operations to K2. Please apply this comment to the disclosure on page 57 regarding Jarden.

The Company notes the Staff’s comment and, in response to this comment, has revised the disclosure on pages 57 to 61.

Blackstone evaluated an assortment of trading metrics with respect to K2 and Jarden and their respective comparable companies, which included Total Enterprise Value (“TEV”) / Revenue, TEV / earnings before interest, taxes, depreciation and amortization (“EBITDA”) and Price / Earnings. It is Blackstone’s view, based on its professional judgment and experience, that TEV/EBITDA is the most relevant valuation metric in comparing K2 and Jarden to their respective comparable companies. TEV/EBITDA is the most relevant and most often utilized metric with respect to such evaluation.

The Company respectfully submits, as discussed in Blackstone’s fairness opinion description, that it is Blackstone’s view that there is no company with which K2’s business operations are directly comparable. K2 has a diverse mix of product offerings that is not replicated by any public company. As such, from an operational and industry segment perspective, Blackstone evaluated a range of sporting goods equipment and lifestyle apparel companies. Blackstone segmented this group of comparable companies into “Lower Growth, Lower Margin Companies” and “Higher Growth, Higher Margin Companies”. While the “Higher Growth, Higher Margin Companies” may be broadly relevant from an industry perspective, in Blackstone’s professional judgment and experience, the companies in this grouping are not relevant for direct comparison from a valuation perspective because they have much higher growth and margin profiles. Blackstone considered the “Lower Growth, Lower Margin Companies” more relevant for comparison of this set of companies from a product and industry standpoint as well as a growth and margin perspective.

Jarden operates in various niche segments of the consumer products arena. Similar to K2, Blackstone believes that there is no directly comparable public company to Jarden. As such, Blackstone evaluated a range of branded home goods manufacturers for its comparable company analysis.

K2 Discounted Cash Flow Analysis, page 56

21.	Please describe why the terminal EBITDA multiple range of 7.5x to 8.5x and the EBITDA margins of 8.7% to 9.5% were used. Similarly, under the discussion of the Jarden Discounted Cash Flow Analysis, please describe why the discount rates of 8-10% and exit multiple range of 8.5x to 9.5x were used.

The Company notes the Staff’s comment and, in response to this comment, has revised the disclosure on page 58. Blackstone used the EBITDA margin expansion from 8.7% in 2007 to 9.5% in 2011 in its analysis based on K2’s management financial forecast.

The terminal EBITDA multiple range of 7.5x – 8.5x with respect to K2 was used by Blackstone because it reflects the valuation multiple range that K2 would derive in its terminal year. The mean TEV/EBITDA for the most relevant sub-group of comparable companies (“Lower Growth, Lower Margin Companies”) is 6.2x. Based on its professional judgment and experience, Blackstone believes that K2 deserves a terminal EBITDA multiple at a modest premium to this group of companies. The mean of the precedent transactions, which includes a control premium, is 9.3x. As the categories in which K2 competes mature and growth slows in these areas, valuation multiples in the industry are likely to decrease. Blackstone believes that the 7.5x – 8.5x multiple range is appropriate as it represents a balance between the most relevant publicly traded comparable company valuation multiples and the valuation multiples in precedent change-of-control transactions.

A similar methodology was used to derive the terminal EBITDA multiple for Jarden. Jarden’s lower growth and lower margin profile, along with its disparate product lines, suggest that it would trade at a modest discount (approximately 10%) to its home goods peers

Blackstone performed a weighted average cost of capital (“WACC”) analysis to derive its discount rate range for both K2 and Jarden. Due to the difference in profiles of the comparable company set used in the WACC analysis and the relative market capitalizations of K2 and Jarden, the respective discount rate ranges were chosen.

Pro Forma Merger Analysis, page 58

22.	Please revise to summarize the results of this analysis.

The Company notes the Staff’s comment and, in response to this comment, has revised the disclosure on pages 60 to 61.

Certain Litigation Relating to the Merger, page 69

23.	Please continue to update the status of this litigation.

The Company notes the Staff’s comment, and in response to this comment, notes that there have been no further material developments with respect to this litigation, but will provide updates to the extent there are further material developments.

Jarden Form 10-K for the Fiscal Year Ended December 31, 2006

Selected Financial Data, page 33

24.	We note that you quantify the elimination of manufacturer’s profit in inventory resulting from the flow through of purchase accounting adjustments. Considering that the acquired inventories were required to be stepped-up from their historical book values under SFAS 141 and released through cost of sales, it is not clear why you quantify these costs throughout your filing. Accordingly, we believe you should remove quantifications of the flow through of inventory step-up from future filings. In discussing the impact of acquired inventory on your operating results, we believe a more appropriate presentation would be a discussion in the Management’s Discussion & Analysis section of the negative impact those sales had on your overall gross profit percentage. Please also revise your statements of cash flows in future filings to include manufacturer’s profit in acquired inventory in the inventory line item.

The Company notes the Staff’s comment and, in response to this comment, advises the Staff that in future filings, the Company will remove quantifications of inventory step up from the Selected Financial Data table, include discussion in its MD&A regarding the negative impact of acquired inventory to overall gross profit percentages, and present the cash flow impact of manufacturer’s profit in inventory in the inventory line.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations — Comparing 2006 to 2005, page 37

25.	Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify in future filings, where possible, the extent to which each change contributed to the overall change in that line item. In addition, where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. For example, you disclose that the increase in Branded Consumables net sales from fiscal 2005 to 2006 was primarily due to acquisitions and increased demand in certain products. While this information is beneficial to the reader, please quantify the extent to which the change is attributable to acquisitions and the increased demand in the specified products and explain in reasonable detail the reasons why sales of the specified products increased. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

The Company notes the Staff’s comment and, in response to this comment, notes that in the MD&A of future filings, the Company will quantify and explain in reasonable detail (i) the extent to which a particular change contributed to the overall change in a line item and (ii) the reasons for underlying intermediate causes of material changes between periods.

Notes to Consolidated Financial Statements

Note 1. Business and Significant Accounting Policies, page 57

26.	In future filings, please disclose your accounting policy for recognition of reorganization and acquisition-related integration costs.

The Company notes the Staff’s comment and, in response to this comment, will add disclosure of its recognition of reorganization and acquisition-related integration costs in its significant accounting policies footnotes in future filings.

Note 3. Acquisitions, page 64

27.	We note that contingent consideration of $10 million was payable to the sellers of USPC as of December 31, 2006 under an earn-out provision. Please confirm that the amount payable was reflected as an addition to goodwill as of fiscal year-end.

The Company notes the Staff’s comment and, in response to this comment, advises the Staff that the $10 million contingent consideration payable to the sellers of USPC under the earn-out provision was included in Current Liabilities with the offset reflected as an increase to Goodwill in the Consolidated Balance Sheets as of December 31, 2006.

Note 6. Goodwill and Intangibles, page 67

28.	Please tell us the nature and circumstances surrounding the purchase accounting adjustments to goodwill recorded during fiscal year 2006. Please confirm that you will disclose the nature of material purchase accounting adjustments in future filings.

The Company notes the Staff’s comment and, in response to this comment, advises the Staff that the nature and circumstances surrounding the purchase accounting adjustment to goodwill during fiscal 2006 were as follows:

Consumer Solutions – The $102.8 million decrease primarily related to finalizing the purchase price allocation related to the Holmes acquisition. Goodwill was decreased when the customer relationships and brand names valuations attributable to Holmes were finalized increasing the value of intangible assets and decreasing the preliminary goodwill value (see corresponding increases in the intangible asset table in Note 6).

Branded Consumables - The $11.1 million increase primarily related to the $10 million accrual for contingent consideration attributable to the USPC earn-out previously mentioned above in the response to the Staff’s Comment #27.

Outdoor Solutions - The $0.8 million decrease related to foreign exchange.

The Company confirms to the Staff that it will disclose the nature of material purchase accounting adjustments in future filings.

Note 11. Commitments and Contingencies, page 74

29.

You disclose that you have been identified as a Potentially Responsible Party in environmental remediation matters. Due to the potential significance of these environmental projects, we feel that additional detailed disclosures in the Management’s Discussion & Analysis section and in the financial statement footnotes regarding the judgments and assumptions underlying the recognition and measurement of the liabilities are necessary to inform readers fully regarding the range of reasonably possible outcomes that could have a material effect on your financial condition, results of operations, or liquidity. For example, as discussed in paragraph 9 of SFAS 5, we believe that the amounts accrued for these matters may need to be disclosed. To the extent it is reasonably possible you will incur losses in excess of recorded amounts related to this or other contingent liabilities, such as those involving the class action lawsuits discussed on page 76, please provide the applicable disclosures in accordance with SFAS 5, including the amount or range of reasonably possible losses in excess of recorded amounts. Alternatively, if no amount of loss in excess of recorded amounts is believed to be reasonably possible, please state this in your disclosure. Please note that the term reasonably possible, as described in paragraph 160 of SOP 96-1, spans a significant range starting from remote and ending with probable. Other disclosures, as further described in SAB Topic 5-Y, may be necessary, including:

•	The circumstances affecting the reliability and precision of loss estimates;

•	The extent to which unasserted claims are reflected in the accruals or may affect the magnitude of the contingency;

•	Whether, and to what extent, losses may be recoverable from third parties;

•	The timing of payments of accrued and unrecognized amounts;

•	The material components of the accruals and significant assumptions underlying estimates;

•	The recurring costs of managing hazardous substances and pollutions in ongoing operations;

•	Mandated expenditures to remediate previously contaminated sites; and

•	Other infrequent or non-recurring clean-up expenditures that can be anticipated, but which are not required in the present circumstances.

See the guidance provided in SFAS 5, SAB Topic 5-Y, and SOP 96-1.

The Company notes the Staff’s comment and, in response to this comment:

With respect to environmental remediation matters, the Company does not currently believe losses in excess of recorded amounts are reasonably possible. Further, the Company discloses the factors such as changes in technologies as well as laws and regulations that make it difficult to estimate future expenditures. Although the Company’s environmental remediation matters individually or in the aggregate could not reasonably be expected to have a material effect on the Company’s financial condition, results of operations, or liquidity, the Company advises the Staff that it will revise and expand its disclosures in future filings when and if these facts and circumstances change.

With respect to the Company’s securities and related litigation matters, the Company advises the Staff that it is unable to estimate the possible losses in excess of recorded amounts since these cases are still in the early stages of the litigation process. Therefore, the Company has only established accruals for amounts that are currently probable and estimable consistent with SFAS 5. The Company advises the Staff that as facts and circumstances of these matters change, the Company will revise its accrued amounts and provide any applicable disclosures in future filings in accordance with SFAS 5 relating to the amount or range of reasonably possible losses in excess of recorded amounts.

The Company has also considered the various disclosures mentioned in SAB Topic 5-Y, and believes it has disclosed information where applicable and meaningful to inform readers. For example, with respect to environmental matters, the Company discloses that “…It is difficult to estimate the ultimate level of future environmental expenditures due to a number of uncertainties surrounding environmental liabilities. These uncertainties include the applicability of laws and regulations, changes in environmental remediation requirements, the enactment of additional regulations, uncertainties surrounding remediation procedures including the development of new technology, the identification of new sites for which the Company and various of its subsidiaries could be a PRP, information relating to the exact nature and extent of the contamination at each site and the extent of required cleanup efforts, the uncertainties with respect to the ultimate outcome of issues which may be actively contested and the varying costs of alternative remediation strategies.” With respect to product liability matters, the Company discloses that it accrues as liabilities “Cumulative amounts estimated to be payable by the Company with respect to pending and potential claims for all years in which the Company is liable under its self-insured retention… Such accrued liabilities are based on estimates (which include actuarial determinations made by an independent actuarial consultant as to liability exposure, taking into account prior experience, number of claims and other relevant factors)….”

Note 13. Equity and Stock Option Plans, page 79

30.	Please tell us and disclose your method of recording compensation cost on your restricted stock issuances, including those with performance conditions, market conditions, and a combination of both. Please also tell us how you treat nonvested restricted shares with performance and/or market conditions in your diluted earnings per share computations.

The Company notes the Staff’s comment and, in response to this comment, will revise its future filings disclosures in its equity footnote to include the methods for recognizing compensation cost for its restricted stock issuances as shown below in the blacklined text:

Restricted Shares of Common Stock

The Company issues restricted share awards whose restrictions lapse upon either the passage of time (service vesting), achieving performance targets, attaining Company common stock price thresholds, or some combination of these restrictions. For those restricted share awards with common stock price thresholds, the fair values were determined using a Monte Carlo simulation embedded in a lattice model. The fair value for all other restricted share awards were based on the closing price of the Company’s common stock on the dates of grant. For those restricted share awards with only service conditions, the Company recognizes compensation cost on a straight-line basis over the explicit service period. For those restricted share awards with market conditions, the Company recognizes compensation cost on a straight-line basis over the derived service period unless the market condition is satisfied prior to the end of the derived service period. For performance only awards, the Company recognizes compensation cost on a straight-line basis over the implicit service period which represents the Company’s best estimates for when the target will be achieved. If it becomes apparent the original service periods are no longer accurate, the remaining unrecognized compensation cost will be recognized over the revised service periods. For restricted share awards that contain both service and market or performance vesting conditions, compensation cost is recognized over the shorter of the two conditions if only one of the conditions must be met or the longer of the two conditions if both must be met.

For restricted awards that contain performance or market vesting conditions, the Company excludes these awards from diluted earning per share computations until the contingency is met as of the end of that reporting period.

Additionally, the Company advises the Staff that, in accordance with SFAS 128 paragraph 23, diluted earnings per share reflects only those awards that would be issued if the end of the reporting period were the end of the contingency period. Therefore, the non-vested restricted shares with performance and/or market conditions are not included in the diluted earnings per share calculations unless the vesting contingency (i.e. market price, EPS and/or EBITDA targets) was met as of the end of the reporting period even though related compensation expense was be included in net income (the numerator).

Note 14. Earnings Per Share Calculation, page 83

31.	Please disclose the number of potentially dilutive securities excluded from the calculation of diluted earnings per share because their inclusion would have been antidilutive. See paragraph 40(c) of SFAS 128.

The Company notes the Staff’s comment and, in response to this comment, notes that the Company’s potentially dilutive securities excluded from the calculation of diluted earnings per share related to “out-of-the-money” stock options because their inclusion would have been anti-dilutive. The number of options to purchase common shares excluded from the diluted earnings calculations were as follows:

2006 – 58,663 shares

2005 – 86,400 shares

2004 – 240,000 shares

The Company will revise its future filings to disclose these future potential dilutive securities in the Earnings Per Share footnote.

Valuation and Qualifying Accounts and Reserves, page 111

32.	We note footnote (2) to your valuation and qualifying accounts schedule that indicates the “other” changes in your reserve accounts principally consist of business acquisitions and foreign currency translation. Please tell us how you determined it was appropriate to carry-over acquiree accounts receivable reserves in light of the guidance in SOP 03-3.

The Company notes the Staff’s comment and, in response to this comment, notes that the Company did properly record acquired accounts receivable at fair value (i.e. net realizable value); however, the Company acknowledges it did not correctly present the allowance for doubtful accounts in Schedule II, Valuation of Qualifying Accounts and Reserves, in accordance with SOP 03-3 that states an acquirer should not recognize a separate valuation allowance as of the acquisition date for assets required to be recognized at fair value.

In future filings, the Company will ensure that a separate valuation allowance is not presented for accounts receivable from future business acquisitions.

Exhibit 12.1 Ratio of Earnings to Fixed Charges Calculation

33.	Please tell us how the add-back to earnings of your fiscal 2005 extraordinary loss from early extinguishment of debt to complies with Item 503(d)(1)(C) of Regulation S-K.

The Company notes the Staff’s comment and, in response to this comment, advises the Staff that it believes the add-back to earnings of the $6.1 million loss on early extinguishment of debt is appropriate as this charge primarily represents the present value of future interest payments pursuant to a make-whole calculation in the indenture governing such debt. As such, this payment is a component of interest expense which is a “fixed charge” under Item 503(d) and complies with the add-backs listed in Item 503(d)(1)(C) of Regulation S-K.

K2 Inc. Form 10-Q for the Quarterly Period Ended March 31, 2007

Note 13 – Contingencies, page 22

34.	You disclose on page 26 that you received a notice of liability from the IRS asserting transferee liability for federal income taxes of $16.5 million. Please explain how you determined this loss contingency was not probable or reasonably estimable under SFAS 5 as of quarter end.

The Company notes the Staff’s comment and, in response to this comment, notes that K2 did not record a liability as of the date of the filing of its Quarterly Report on Form 10-Q for the period ended March 31, 2007 (the “K2 Q1 10-Q”) in respect of the notice of liability from the Internal Revenue Service (the “IRS”) because, among other things, K2 did not at the time of the K2 Q1 10-Q filing, and continues not to have, adequate information on which to make a determination that this liability is probable and estimable.

The underlying liability relates to a corporation in which K2 was a minority investor, and K2 does not have the necessary documents on which to make a determination as to liability. K2 has requested such documents from the IRS, but the position of the IRS has been that it will not permit K2 to review any documents in the IRS’s possession without K2’s filing a petition with the United States Tax Court. In addition, K2 believed at the time of the K2 Q1 10-Q filing, and continues to believe, that it has a number of strong defenses against such liability including, without limitation, that the statute of limitations has expired and that K2 was not a transferee at law or a transferee in equity. K2 also believed at the time of the K2 Q1 10-Q filing, and continues to believe, that certain third-parties may have contribution obligations with respect to the underlying liability. K2 intends to file a petition with the United States Tax Court no later than June 28, 2007 for a re-determination of the alleged deficiencies totaling approximately $16.5 million. In sum, K2 management, as advised by outside tax counsel, does not believe a loss is probable and reasonably estimable.